Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

April 14, 2015

VIA EDGAR AND FEDERAL EXPRESS

Pamela Long

Assistant Director

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Re:	MPM Holdings Inc.
Amendment No. 1 to Registration Statement on Form S-1
Filed February 13, 2015
File No. 333-201338

Dear Ms. Long:

On behalf of MPM Holdings Inc., a Delaware corporation (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) set forth in your letter dated February 27, 2015 (the “Comment Letter”), regarding the above-referenced Amendment No. 1 to Registration Statement on Form S-1 (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comments and is filing concurrently with this letter Amendment No. 2 to the Registration Statement (“Amendment No. 2”), which reflects these revisions and certain other updates.

For the convenience of the Staff, each comment from the Comment Letter corresponds to the numbered paragraph in the Comment Letter and is restated in italics prior to the response to such comment. Capitalized terms used and not defined have the meanings given in Amendment No. 2. Page references in the text of this letter correspond to pages and captions in Amendment No. 2.

Pamela Long, April 14, 2015 - Page 2

General

1.	We note your response to comment two of our letter dated January 27, 2015 and we reissue the comment. Please refer to Item 501(b)(3) of Regulation S-K and paragraph 16 to Schedule A of the Securities Act of 1933.

Response:

Instruction 2 to Item 501(b)(3) of Regulation S-K provides that, if it is impracticable to state the price to the public, a registrant may provide an explanation of the method by which the offering price of securities is to be determined. The Company respectfully submits that because its common stock trades in an over-the-counter market, and any sales pursuant to the Registration Statement are expected to be made at prevailing market prices, it is impracticable to state a single price to the public. The price at which the Company’s common stock will be offered will depend on the over-the-counter market prices at the time of particular sales under the Registration Statement.

Summary Historical Consolidated Financial Data of MPM, page 9

2.	We note your response to comment four from our letter dated January 27, 2015. Your revised disclosures indicate that Segment EBITDA has important limitations as an analytical tool, including with respect to measuring your operating performance and your liquidity. Since you indicate that Adjusted EBITDA is a supplemental measure of financial performance, please revise your disclosures to only address the limitations of Adjusted EBITDA as a performance measure. Please note that the limitations of a performance measure would not appear to require a discussion of cash, cash requirements or liquidity. Please revise your disclosure to fully address the limitations of Segment EBITDA as a performance measure.

Response:

The Company has revised its disclosure on page 11 in response to the Staff’s comment.

Risk Factors, page 12

3.	We note your response to comment five of our letter dated January 27, 2015. Please disclose how your business, results of operations and financial condition could be affected by a negative outcome of the litigation.

Response:

The Company has revised its disclosure on page 18 in response to the Staff’s comment.

Pamela Long, April 14, 2015 - Page 3

Selected Historical Consolidated Financial Data of MPM, page 47

4.	We note the revisions you have made in response to comment three from our letter dated January 27, 2015. Please make similar revisions to your Selected Financial Data.

Response:

The Company has revised its disclosure on pages 43 and 44 in response to the Staff’s comment.

Management’s Discussion and Analysis of Financial Condition and Results…, page 49

Results of Operations, page 54

Operating (Loss) Income, page 55

5.	We note your response to comment nine from our letter dated January 27, 2015. While you have quantified the increase in cost of sales due to the increase in volumes, as well as unfavorable exchange rate fluctuations and inflation of raw materials and processing costs, you have not provided any additional insight into the reasons for the unfavorable exchange rate fluctuation and the increase in raw materials and processing costs. Please revise your disclosure to discuss the reasons for these changes.

Response:

In response to the Staff’s comment, the Company has incorporated this comment accordingly within the disclosure on page 50 for the results of operations for the combined year ended December 31, 2014.

Income Tax (Benefit) Expense, page 56

6.	We note your response to comment ten from our letter dated January 27, 2015. It does not appear that you have explained your consideration of providing additional disclosures regarding how changes in the geographic mix of earnings and changes in the tax rates applied in various jurisdictions contributed to the changes in your effective tax rate. Such additional disclosures may include identifying your material tax jurisdictions along with their corresponding pre-tax earnings, statutory tax rates, effective tax rates, and whether the mix has changed materially in the past or is reasonably likely to change in the future. In light of the apparent significance of changes in the geographic mix on your income tax trends, please explain to us how your disclosures address the objective of providing information about the quality of, and the potential variability of, your earnings and cash flow, so an investor can ascertain the likelihood that past performance is indicative of future performance.

Response:

The Company has carefully evaluated the benefit to a reader of providing detailed disclosures related to the jurisdictional mix changes year-over-year. We have provided additional disclosure on page F-40 related to the historical impact of significant jurisdictions on the Company’s tax rate. As noted in our updated

Pamela Long, April 14, 2015 - Page 4

disclosure on page 51, we believe that, as a result of fluctuations in non-U.S. tax rates and due to the volatile nature of jurisdictional earnings, historically significant drivers of the non-U.S. rate differential may not be indicative of our future rate.

The Company has also revised the disclosures on page 51 as well as F-40 in response to the Staff’s comment. The Company has modified the rate reconciliation table to more clearly reflect the impact of geographic mix exclusive of the recording of valuation allowances and uncertain tax positions. In addition, the Company has added additional disclosure on page F-40 noting the primary jurisdictional drivers of the rate differential.

Covenants under our Debt Instruments, page 66

7.	We note your revised disclosures provided in response to comment 13 from our letter dated January 27, 2015. We note your continued presentation of Adjusted EBIDTDA for the three years ended December 31, 2013 in your Summary Financial Data as well as your presentation and reconciliation of Adjusted EBITDA to net income the three years ended December 31, 2013 herein. As previously requested, please tell us how the disclosure of Adjusted EBITDA for these periods without any additional disclosures surrounding the calculation of the covenants themselves informs invests about your ability to comply with your financial covenants and to obtain additional debt in the future.

Response:

The Company acknowledges the Staff’s comment and has revised its disclosure on page 60 to only include the presentation of Adjusted EBITDA for the year ended December 31, 2014.

Financial Statements – December 31, 2013

Note 10. Income Taxes, page F-29

8.	We note from your disclosure on page 57 that various items (i.e., changes in estimates of uncertain tax positions, changes in the geographic mix of earnings across several jurisdictions, and changes in valuation allowance) are included in the line item on your rate reconciliation, “Non U.S. tax rate differential.” Please disclose the nature of the various components that are included in that reconciling item.

Response:

The Company has provided additional disclosure on page F-40 in response to the Staff’s comment. The Company has included a table detailing significant jurisdictions which impact the rate, as well as the statutory rates applicable in such jurisdictions.

Pamela Long, April 14, 2015 - Page 5

9.	We note in the table on page F-30 that the foreign valuation allowance increased by $55M from $127M at December 31, 2012 to $182M at December 31, 2013. Please reconcile this increase with your disclosure on page F-31 that states you established new valuation allowances of $20 in certain non-U.S. jurisdictions in 2013.

Response:

The Company has provided additional disclosure on page F-43 in response to the Staff’s comment.

10.	We note your description on page F-31 of the reconciling item for “Branch accounting effect.” Please describe to us in more detail this item and how it impacts your income tax provision.

Response:

The Company has provided additional disclosure on pages F-40 and F-43 in response to the Staff’s comment.

Financial Statements – September 30, 2014

Note 2. Chapter 11 Bankruptcy Filing, page F-60

Issuance of New Common Stock, page F-64

11.	We note your response to comment 22 from our letter dated January 27, 2015. Please provide similar clarifying information in your financial statements updated for December 31, 2015.

Response:

The Company has revised its disclosure on page F-36 in response to the Staff’s comment.

Pamela Long, April 14, 2015 - Page 6

Note 16. Condensed Combined Debtor-in-Possession Financial Information, page F-92

12.	We note your response to comment 23 from our letter dated January 27, 2015. Pursuant to ASC 852-10-45-14, combined condensed financial statements shall be prepared on the same basis as the consolidated financial statements. It appears that debtor’s statement of operations for the nine months ended September 30, 2014 should have been included in the same manner as your statement of cash flows for the nine months ended September 30, 2014. Please address this comment as it relates to your December 31, 2014 financial statements.

Response:

The Company acknowledges the Staff’s comment and agrees that the debtors’ statement of operations for the nine months ended September 30, 2014 should be provided on the same basis as the consolidated financial statements. With respect to the Company’s December 31, 2014 financial statements, due to the Company’s emergence from bankruptcy during the year ended December 31, 2014, presentation of condensed combined financial information for the debtors is no longer applicable for such period or any future period. As such, the Company has not provided debtor in possession financial information for the year ended December 31, 2014.

***

We appreciate the Staff’s comments and request the Staff contact the undersigned at (212) 373-3124 or (212) 492-0124 (facsimile) with any questions or comments regarding this letter.

Sincerely,

/s/ David S. Huntington, Esq.
David S. Huntington, Esq. of PAUL, WEISS, RIFKIND, WHARTON & GARRISON LLP

Enclosures

cc:	Stephen J. Psutka, Esq., MPM Holdings Inc.